SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 9)

USG Corporation

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

90329405

(CUSIP Number)

Jorg Schanow, LL.M.

General Counsel

Gebr. Knauf KG

Am Bahnhof 7

97346 Iphofen

Federal Republic of Germany

(49) 9329-31-1091

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Securities Exchange Act") or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act.

(Continued on following pages)

CUSIP No. 90329405	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons [Entities Only] Gebr. Knauf KG

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power 14,757,258

Shared Voting Power -0-

Sole Dispositive Power 14,757,258

Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,757,258

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.53%*

14	Type of Reporting Person PN

*  Based on 140,131,719 shares of the Common Stock outstanding as of March 12, 2018, as reported in the Issuer’s Definitive Proxy Statement filed with the U.S. Securities and Exchange Commission on March 29, 2018.

CUSIP No. 90329405	13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons [Entities Only] C & G Verwaltungs GmbH

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	Sole Voting Power 14,757,258

Shared Voting Power -0-

Sole Dispositive Power 14,757,258

Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,757,258

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.53%*

14	Type of Reporting Person CO

*  Based on 140,131,719 shares of the Common Stock outstanding as of March 12, 2018, as reported in the Issuer’s Definitive Proxy Statement filed with the U.S. Securities and Exchange Commission on March 29, 2018.

This Amendment No. 9 to the Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission on October 27, 2000, as subsequently amended (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.10 per share (“Common Stock”), of USG Corporation (the “Issuer”).  Capitalized terms used herein without definition have the meanings assigned to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 10, 2018, Gebr. Knauf KG (“Knauf”) filed a preliminary proxy statement and an accompanying GOLD proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes against all four director nominees up for election to the Board of Directors of USG Corporation (“USG”) at USG’s upcoming 2018 annual meeting of stockholders scheduled for May 9, 2018.  In addition, on April 10, 2018, Knauf issued a press release containing an open letter to the stockholders of USG.  A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)-(b)   The Reporting Persons beneficially own 14,757,258 shares of Common Stock, representing 10.53% of the outstanding shares of Common Stock.  The percentage beneficial ownership of the Reporting Persons has been determined based on 140,131,719 shares of the Common Stock outstanding as of March 12, 2018 as reported in the Issuer’s Definitive Proxy Statement filed with the U.S. Securities and Exchange Commission on March 29, 2018.  The Reporting Persons have sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, the 14,757,258 shares of Common Stock they beneficially own.

Item 7.	Material to be Filed as Exhibits.

99.1 Press release dated April 10, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2018

GEBR. KNAUF KG

/s/ Alexander Knauf
Alexander Knauf
General Partner

C & G VERWALTUNGS GMBH

/s/ Jörg Schanow
Jörg Schanow
General Manager